Farm Lands of Africa, Inc.
401 Atlantic Suites
Europort, Gibraltar
Tel. +353 696-8961

August 10, 2012

Ms. Tamara Tangen
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Farm Lands of Africa, Inc.
Current Report on Form 8-K
Filed August 7, 2012
File No. 000-53274

Dear Ms. Tangen:

Reference is made to your comment letter, dated August 7, 2012, relating to the subject Form 8-K (the “Comment Letter”).  On August 10, 2012, we filed our current report on Form 8-K/A which includes information provided in response to the comments contained in the Comment Letter as set forth below.

Current Report on Form 8-K filed August 7, 2012

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This includes an opinion that has been modified to raise substantial doubt about the company’s ability to continue as a going concern. Please amend to address this qualification.

Response: We revised our disclosure accordingly. Please see Item 4.01 of our current report on Form 8-K/A filed on August 10, 2012

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Tamara Tangen
U.S. Securities and Exchange Commission
August 10, 2012

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Farm Lands of Africa, Inc.

By:	/s/ Mark Keegan
Name: Mark Keegan
Title: Chief Executive Officer